UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 19, 2004

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
November 19, 2004

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On November 19, 2004 First Midwest Bancorp, Inc. (the "Company") issued a press release announcing the appointment of John E. Rooney to its Board of Directors and the retirement of director, O. Ralph Edwards. This press release, dated November 19, 2004, is attached as Exhibit 99.1to this report.

Item 8.01 Other Events

On November 17, 2004 the Company issued a press release announcing a 9% increase in the quarterly cash dividend on its common stock from $0.22 per share to $0.24 per share. This press release, dated November 17, 2004, is attached as Exhibit 99.2 to this report.

Item 9.01 Financial Statements and Exhibits

(c) Exhibit Index:

99.1   Press Release issued by the Company dated November 19, 2004.

99.2   Press Release issued by the Company dated November 17, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	First Midwest Bancorp, Inc.
	(Registrant)

Date: November 19, 2004	/s/ STEVEN H. SHAPIRO
	Steven H. Shapiro
	Executive Vice President

Exhibit 99.1

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] First Midwest Bancorp, Inc.

FOR IMMEDIATE RELEASE
CONTACT: Steven H. Shapiro
(630) 875-7345
www.firstmidwest.com

TRADED: Nasdaq
SYMBOL: FMBI

FIRST MIDWEST BANCORP APPOINTS
JOHN E. ROONEY AS NEW DIRECTOR;
LONG-TIME DIRECTOR O. RALPH EDWARDS RETIRES

ITASCA, IL, NOVEMBER 19, 2004 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced the appointment of John (Jack) E. Rooney to its Board of Directors and its Audit Committee, effective January 1, 2005. Mr. Rooney currently serves as President and Chief Executive Officer of United States Cellular Corporation **(Amex: USM)**, the nation's eighth largest wireless service carrier.

"We are delighted that Jack is joining our Board," said John M. O'Meara, President and Chief Executive Officer of First Midwest. "His credentials and integrity are impeccable, and he brings a wealth of financial and managerial experience to an already accomplished Board of Directors."

Mr. Rooney, 62, has served as President and Chief Executive Officer of United States Cellular since 2000. Before that, he was with Ameritech Corporation, where he served as President of Ameritech Consumer Services from 1996-1999; President of Ameritech Cellular from 1992-1996; and Vice President and Treasurer of Ameritech Corporation from 1990-1992. Mr. Rooney also serves on the Board of Directors of Telephone and Data Systems, Inc. He graduated from John Carroll University, Cleveland, Ohio and received his M.B.A. from Loyola University in Chicago, Illinois.

At the same time, First Midwest also announced the retirement of its long-time director, O. Ralph Edwards, effective December 31, 2004. Mr. Edwards, a retired executive of Abbott Laboratories, served on First Midwest's Board since 1988. Most recently, he was Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. Having reached 70, Mr. Edwards retired in accordance with the long-standing policy of First Midwest's Board of Directors.

"I want to thank Ralph for his long years of exemplary service," said John M. O'Meara. "We are extremely sad to say goodbye to Ralph. Over the years, Ralph contributed a great deal to First Midwest's maturation into the institution it is today. His fine leadership of the Compensation Committee materially contributed to our recent recognition as one of Chicagoland's twenty-five top places to work. All of us at First Midwest will miss working with him."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking markets. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 67 offices located in 49 communities, primarily in northeastern Illinois. First Midwest is the 2004 recipient of the Illinois Bank Community Service Award and has been honored by *Chicago* magazine in its September, 2004 issue as one of the 25 best places to work in Chicago.

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Exhibit 99.2

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE

CONTACT: Steven H. Shapiro
(630) 875-7345
www.firstmidwest.com

TRADED: Nasdaq
SYMBOL: FMBI

FIRST MIDWEST BANCORP INCREASES
QUARTERLY CASH DIVIDEND 9% TO $0.24 PER SHARE

ITASCA, IL, NOVEMBER 17, 2004 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced an increase in the quarterly cash dividend on its common stock. The new quarterly cash dividend of $0.24 per share is an increase of 9% from the previous quarterly dividend of $0.22. The dividend will be payable on January 18, 2005 to First Midwest stockholders of record as of the close of business on December 23, 2004 and represents First Midwest's 88th consecutive quarterly dividend distribution since its formation in 1983.

"We are pleased to be able to announce this dividend increase, the thirteenth increase that First Midwest has declared in the past twelve years." said John M. O'Meara, President and Chief Executive Officer of First Midwest. "This dividend increase reflects First Midwest's continued profitability."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking markets. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 67 offices located in 49 communities, primarily in northeastern Illinois. First Midwest is the 2004 recipient of the Illinois Bank Community Service Award and has been honored by *Chicago* magazine in its September, 2004 issue as one of the 25 best places to work in Chicago.

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